Giovanni Caruso Partner 345 Park Avenue	Direct Main Fax	212.407.4866 212.407.4000 212.937.3943
New York, NY 10154	gcaruso@loeb.com

Via Edgar

October 30, 2020

Division of Corporation Finance Office of Trade & Services U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Ucommune International Ltd Amendment No. 2 to Registration Statement on Form F-4 Filed October 15, 2020 File No. 333-248191

Dear SEC Officers:

On behalf of our client, Ucommune International Ltd (the “Company”), we hereby provide a response to the comments issued in a letter dated October 28, 2020 (the “Staff’s Letter”) regarding the Amendment No.2 to Registration Statement on Form F-4 (the “Registration Statement”). Contemporaneously, we are filing the amended Registration Statement via Edgar (the “Amended Registration Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 2 to Registration Statement on Form F-4

Exhibits

1.	We note your response to our prior comment 2 and we reissue our comment. Please remove the statement that the assessment of valuation is "for informational purposes," as that is not substantially different than your prior "for reference only" language, and investors are entitled to rely on the disclosure in the prospectus. We also note that the board specifically relied on the valuation in approving the business combination and such valuation is also summarized in the Selected Public Comparable Company Analysis and Selected Precedent Transactions Analysis sections. Please include the valuation as part of the prospectus. Refer to Item 21(c) to Form F-4.

October 30, 2020 Page | 2

Response: Exhibit 23.6 has been revised in accordance with the Staff’s comment. The assessment of valuation of Ucommune Group Holdings Limited has been filed as Exhibit 99.9 in accordance with the Staff’s comment. The assessment valuation is in the form provided to the board of directors of Orisun Acquisition Corp. No subsequent updates were made to the assessment valuation.

Please call me at 212-407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner